H. Roger Schwall

U.S. Securities and Exchange Commission

Mail Stop 7010

Washington D.C.  20549

RE:

Horizon Industries, Ltd.

Annual Report on Form 20-F for the Year Ended February 28, 2007

as amended on February 20, 2008.

File No. 0-52302

Dear Mr. Schwall;

The following are the responses to your comment letter of February 20, 2008:

General

1.

 We note your response to prior comment four of our letter dated December 18, 2007 and the inclusion of interim financial statements in your filing.  Please tell us if the interim financial statements vary materially from US GAAP and quantify any material variations.  Refer to Instructions 3(a) and 3(b) to Item 8(A)(5) of Form 20-F.

The interim financial statements do not vary materially from US GAAP and such statement has been added to the filing.

Selected Financial Data Presented According to Canadian GAAP, page 2

2.

 We note your response to prior comment five of our letter dated December 18, 2007 and the related changes to your filing.   Please clarify the method in which you calculate capital expenditures for the periods presented.  In doing so, please specify the types of arrangements in place where exploration work is performed prior to payment or otherwise accrued in advance.

The Company utilizes the full cost method to account for its investment in oil and gas properties.  Under this method, all costs of acquisition, exploration and development of oil and gas reserves, including such costs as leasehold acquisition costs, geological expenditures, tangible and intangible development costs and direct internal costs, are capitalized as incurred.  The cost of the oil and gas properties with proved reserves will be depleted and charged to operations using the unit-of-production method based on the ratio of current production to estimated proved oil and gas reserves.

Costs directly associated with the acquisition and evaluation of unproved properties are excluded from the depletion computation until it is determined whether or not proved reserves can be assigned to the properties or whether impairment has occurred.  If the results of an annual assessment indicate that the properties are impaired, the amount of the impairment along with the costs of drilling exploratory dry holes and geological and geophysical costs that cannot be directly associated with specific unevaluated properties are added to the capitalized costs subject to depletion.  Should the Company not have properties with proven reserves, these costs are charged to operations for the year.

In applying the full cost method, the Company performs an annual cost centre impairment (ceiling test).  The Company tests each cost centre for recoverability by comparing the carrying value of capital costs to the undiscounted cash flows expected to result from its use and eventual disposition.  The calculation of future net revenues is based on reasonable estimates of future oil and gas prices and costs.  Unproved properties are included in the cost centre impairment test by adding the cost of the unproved property, less any impairment, to the estimated future cash flow for the cost centre.  An impairment loss is recognized when the carrying amount of a cost centre is not recoverable and is measured as the amount by which the carrying amount of the assets capitalized in a cost centre exceeds the sum of the fair value of proved and probable reserves plus costs, less any impairment, of unproved properties.

Any amounts recorded for depletion and amortization of oil and gas properties and equipment and any provision for future site restoration and abandonment costs are based on estimates.  The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions.  By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

On occasion, some of our exploration work is performed prior to payment or otherwise accrued in advance.  We have arranged for this through maintaining a sound business relationship with our exploration contractors.  When conducting operations for drilling and completion of gas wells, it is difficult to estimate the amount required for the procedures.  Billing for such operations often occurs weeks to months after the work has been completed.  The Company’s reputation to pay all bill allows us to conduct exploration work prior to payment.

Operating Results, page 17.

3.

 We note your response to comments ten and eleven of our letter dated December 18, 2007.  Based on our understanding of the status of your operations and your indication that you are unable to report proved reserves, it appears that the income you have earned during the exploration stage does not meet the definition of revenue as you have not commenced your central or ongoing major operations.  In this regard, please clarify this income as “Income earned during the exploration stage;” rather than as Oil and gas revenue.  Furthermore, since your properties have yet to be evaluated, it does not appear that you have properly applied Rule 4-10(c)(3)(ii) of Regulation S-X for US GAAP, which excludes such property from the amortization computation until it is determined whether or not proved reserves can be assigned to your properties.   Based on these observations, please contact us at your earliest convenience.

As per a discussion with John Canarella, we provide the following response.  The Company is required to annually file a Form 51-101 Reserve Report as required by the British Columbia Securities Commission.  This report is the same as rule 1-10©(3)(ii) of Regulation S-X for US GAAP.  The only difference is that the Form 51-101 includes probable reserves along with proven reserves.  However, our property amortization computation is determined only on the proved reserves.

Supplemental Disclosure with Respect to Cash Flows, page F-17

4.

We note that you recorded $505,919 of oil and gas expenditures in accounts payable.  Please clarify how you classified the disbursements for such payables and similarly recorded payables within your statements of cash flows under US GAAP.  Please refer to paragraph 17(c) of SFAS 95 for US GAAP purposes.

We recorded $509,919 of oil and gas expenditures in accounts payable which related to various exploration costs incurred on the Funk property in Goliad county, Texas.  The costs were incurred from ongoing completion and tie-in operations from a gas well and from workover operations on two other gas wells.  These costs were subsequently paid in full.

The costs are recorded as cash outflows from investing activities since they used to acquire capital equipment related to the gas wells and to develop a productive asset.

The Company acknowledges that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Patrick Forseille

Patrick Forseille

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